Exhibit 4.2
APPENDIX TO CREDIT AGREEMENT

(English Translation)
This Appendix is entered into in Madrid this 29th day of July 2010 BY AND AMONG:
(1) Mr. Fernando Saavedra Obermann and Mr. Francisco Javier Lebrero Burgos, acting on behalf and on account of TELVENT USA, INC, whose registered address for the purposes of this agreement is in Houston, Texas, United States of America at Hollister Road, 7000 A and with TIN (***) (hereinafter, the “Borrower”).
(2) Mr. Saavedra Obermann and Mr. Francisco Javier Lebrero Burgos, acting on behalf and on account of TELVENT GIT, S.A. (hereinafter the “Guarantor”), whose registered address for the purpose of this Agreement is in Alcobendas 28108, Madrid, Spain at Avenida de Valgrande 6 and with TIN (***).
AND:
Mr. Hans Peter Ackermann and Mr. José Pablo Melchiorre, acting on behalf and on account of DEUTSCHE BANK, SOCIEDAD ANÓNIMA ESPAÑOLA, whose registered address for the purposes of this Agreement is in Madrid 28046, Spain at Paseo de la Castellana 18 and with TIN (***) (hereinafter the “Bank”).
R E C I T A L S
I.	WHEREAS, the Bank and the Borrower entered into a Commercial Current Account Credit Agreement on 29 December 2009 whose current amount and expiry date were respectively set forth as EIGHTEEN MILLION UNITED STATES DOLLARS ($18,000,000 US) and July 29, 2010 by virtue of an Appendix signed by the parties on June 29, 2010 to extend its term (hereinafter the “Agreement” and its Appendixes shall jointly be referred to as the “Agreement”);
II.	WHEREAS, the Borrower has requested the Bank for an extension of such Agreement as the final expiry date for the Agreement was set forth on 29 July 2010, to which the Bank has agreed. The parties have therefore entered into this Appendix to the Agreement, which shall be construed as a merely novating amendment of such Agreement and by virtue of which
THE PARTIES DO HEREBY AGREE
1.-	To extend the Agreement’s term up to October 29, 2010.

2.-	To ratify the full force and effect of the Agreement in all its terms and conditions, in as much as it has not been expressly amended through this Appendix.

3.-	That any taxes and expenses that may arise or become due as a result of executing, making public and fulfilling this Agreement shall be incurred by the Borrower.

4.-	That the Guarantor has expressly stated its guarantee to have been extended.

AND, IN WITNESS WHEREOF, the parties to this Appendix of the Agreement state their conformity and approval with the contents thereof just as it has been worded and, with my intervention, enter into it and set their hand on three equally original and authentic copies to be handed over to the parties, a copy of which will be kept in my records.

Telvent USA, Inc.	Telvent GIT, S.A.,

/s/ Fernando Saavedra Obermann	/s/ Saavedra Oberman
Fernando Saavedra Obermann	Saavedra Obermann

/s/ Francisco Javier Lebrero Burgos	/s/ Francisco Javier Lebrero Burgos

Francisco Javier Lebrero Burgos	Francisco Javier Lebrero Burgos

Deutsche Bank, Sociedad Anómina Española

/s/ Hans Peter Ackermann

Hans Peter Ackermann

/s/ José Pablo Melchiorre

José Pablo Melchiorre

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